UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 28, 2008

I.  DATE, TIME AND VENUE: On October 28, 2008, at 10:30 am, at Contax Participações S/A’s headquarters located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro.  II. ATTENDANCE: All the members of the Board were present. III. CALL NOTICE: The call notice was individually sent to  the Board Members. IV. PRESIDING BOARD: Chairman: Mr. Pedro Jereissati, and Secretary: Mrs. Luciene Sherique Antaki. V. AGENDA: Results of the 3rd quarter of 2008;  (2) Creation of a subsidiary of the controlled company TNL Contax S/A and investing in a shareholding interest in a call center technology company; (3)  Closing of the 4th Share Buyback Program and cancellation of the shares held in treasury; (4) Calling of a Shareholders Meeting to amend article 5 of the Bylaws (capital stock);  (5) Ratification of the hiring of PriceWaterhouseCoopers and BDO Trevisan for fiscal year 2008; (6) Corporate Act: change in the Board of Directors. VI.  RESOLUTIONS: Mr. Pedro Jereissati presided over the meeting due to the justified absence of the Chairman of the Board, Fernando Antonio Pimentel Melo Item  1: The Company’s Results for the 3rd quarter of 2008 were presented, all questions raised were clarified and their disclosure to the market was authorized. Item  2: creation of a subsidiary of the controlled company TNL Contax S/A was approved, as was an investment of R$10 million by TNL Contax S/A through a capital increase to acquire 80% of the capital of a call center technology company aiming to explore new product lines. This issue was the object of a Technical Note previously sent to the Board members. The Company’s Board of Executive Officers was authorized to tale any and all measures necessary to implement this resolution. Item  3: The Board members approved the conclusion of the Share Buyback Program approved by the Board on September 5, 2008. During the Program, pursuant to CVM Instruction 10/80 and amendments thereto, the Company spent R$38,935,207.00 on the acquisition of 52,337 common shares and 861,664 preferred shares, or 2.6%   of the common shares and 8.8% of the preferred shares in the free float and 0.9% of total common shares and 8.6% of total preferred shares. The volume acquired represented 88.7%   of the total amount authorized by the Board of Directors. Item 4: The Board members authorized the calling of an Extraordinary Shareholders’ Meeting to resolve on an amendment to the  caput of article 5 of the Company’s Bylaws (capital stock), due to (i) the auction of the share fractions resulting from the 20 to 1 reverse share split (excluding ADRs) approved by the Shareholders' Meeting of October 17, 2007, and (ii) cancellation of 52,337 common  shares and 861,664 preferred shares held in treasury, with 166,018 common shares remaining in treasury. Item 5: The Board members ratified the hiring of BDO Trevisan Auditores Independentes to issue ITRs (quarterly reports) and DFPs (standardized financial statements) to be filed with the Brazilian Securities  and Exchange Commission, and of PriceWaterhouseCoopers as the auditor in US GAAP for filing with the SEC – Securities and Exchange Commission and as the auditors of its controlled company TNL Contax S/A in fiscal year 2008. This issue was the object of a Technical Note previously sent to the members of the Board. The Company’s board of Executive Officers was authorized to take any and all measures necessary to implement this resolution. Item 6: The resignation letter of Mr. Antonio Henrique Pinheiro Silveira, alternative member of the Board of Directors, dated October 1, 2008, was duly acknowledged. Said office will remain vacant until subsequently defined. VII. CLOSURE: There being no further business to address, the meeting was adjourned  for the drawing up of these minutes, which were read, approved and signed by the Board of Directors. Rio de Janeiro, October 28, 2008. Signatures: Pedro  Jereissati (Chairman); Alexandre Jereissati Legey (deputy); Lúcio Otávio Ferreira; Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Marcio de Araújo Faria (suplente); Erik Persson; Leonardo Vital Brazil Teixeira; Isabel S. Ramos Kemmelmeier. This is a free translation of the original document drawn up in the Company’s records.

Contax Participações S/A
Luciene Sherique Antaki
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.